Exhibit 12.1

ENERGY TRANSFER EQUITY, L.P.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratio amounts)

(Unaudited)

	Three Months Ended March 31,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Fixed charges:
Interest expense	$315	$1,221	$1,018	$740	$625	$468
Capitalized interest	16	45	101	14	29	16
Interest expense included in rental expense	3	16	6	3	3	3
Distribution to the Series A Convertible Redeemable Preferred Units	1	6	8	8	4	—
Accretion of the Series A Convertible Redeemable Preferred Units	—	—	1	—	—	—

Total fixed charges	335	1,288	1,134	765	661	487
Earnings:
Income from continuing operations before income taxes	569	375	1,437	548	358	701
Less: equity in earnings (losses) of affiliates	104	236	212	117	65	20

Total earnings	465	139	1,225	431	293	681
Add:
Fixed charges	335	1,288	1,134	765	661	487
Amortization of capitalized interest	2	7	5	4	3	1
Distributed income of equity investees	67	313	208	117	65	—
Less:
Interest capitalized	(16)	(45)	(101)	(14)	(29)	(16)

Income available for fixed charges	$853	$1,702	$2,471	$1,303	$993	$1,153
Ratio of earnings to fixed charges	2.55	1.32	2.18	1.70	1.50	2.37